UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-7077

GTE Southwest Incorporated

(Exact name of registrant as specified in its charter)

1095 Avenue of the Americas, Room 3868, New York, New York 10036

Telephone: (212) 395-2121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.    First Mortgage Bonds, 8 1/2% Series Due 2031

2.    6.54% Debentures, Series B, Due 2005

3.    6% Debentures, Series C, Due 2006

4.    6.23% Debentures, Series D, Due 2007

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☐	Rule 12h-3 (b) (1) (i)	☒
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 12h-3 (b) (2) (ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

1.    First Mortgage Bonds, 8 1/2% Series Due 2031                                    35

2.    6.54% Debentures, Series B, Due 2005                                               108

3.    6% Debentures, Series C, Due 2006                                                       74

4.    6.23% Debentures, Series D, Due 2007                                               108

Pursuant to the requirements of the Securities Exchange Act of 1934, GTE Southwest Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 19, 2003	GTE SOUTHWEST INCORPORATED

	By:	/s/ EDWIN F. HALL
Edwin F. Hall Controller